Contacts: Lisa Bliss	Peter Cauley	Sarah Williams
Marketing Co-ordinator	Chief Financial Officer	Brodeur Worldwide
PointBase	DataMirror	617-585-2780
408-961-1152	905-415-0310 ext. 271	swilliams@brodeur.com
lisa.bliss@pointbase.com	pcauley@datamirror.com

Unify Corporation Implements PointBase Embedded
into Java-based Application Platform

PointBase Embedded Provides Single Database Support for Application Development & Testing

SANTA CLARA, CALIFORNIA – (April 6th, 2004)– PointBase, the leader in Java™ data management and synchronization solutions, today announced that Unify Corporation, a global enterprise software company, has selected PointBase Embedded for use in its Java-based application platform. PointBase Embedded is used within the Unify NXJ™ Design Center, in which developers design and test applications for deployment on the Unify NJX platform.

The Unify NXJ application platform delivers process-driven transactional applications in an easy, powerful and open integrated platform solution. Unify NXJ's business process management, reporting, enterprise application and portal integration, and advanced application capabilities help organizations effectively deliver real-time, adaptive enterprise applications that run on the J2EE platform.

“Prior to implementing the PointBase solution, all local development, testing, tutorials, and sample applications were run on multiple databases. This process proved to not only be too cumbersome to manage, but was impractical for developers,” says Dave Glende, CTO, Unify. “With PointBase Embedded, we are able to provide a unified database solution to offer a better out-of-the-box experience within the Unify NXJ Design Center.  Moreover, we have minimized internal research and development time, and are making more efficient use of our product development and licensing funds.”

“Unify joins the many customers who have realized the benefits of embedding a comprehensive relational database within their product offering. PointBase Embedded’s ease-of-installation and robust, intuitive functionality allows Unify customers to experience seamless, out-of-the-box application development, resulting in the simplified and accelerated delivery of applications,” says Nigel Stokes, CEO, DataMirror.

About PointBase Embedded
PointBase Embedded is a full-featured Java relational database that delivers cross-platform portability, a small footprint, and comprehensive security. PointBase Embedded offers a low-cost, J2EE certified solution for the effective storage of metadata, application-specific data or out-of-box tutorials and demonstration materials. This powerful product can be integrated directly within an application making it completely transparent to the end-user. Relying on the capabilities of Java, customers can gain a powerful, flexible database that can be installed and operated with any application, on any platform.

For more information on PointBase Embedded, call 408-961-1100 (toll free: 1-877-238-8798), e-mail sales@pointbase.com, or visit www.pointbase.com/prunify

About Unify Corporation
Unify Corporation (OTC BB: UNFY) is a global enterprise software company. Leveraging 23 years of software innovation to more than 2,000 customers and 300 ISV partners worldwide, Unify delivers the market's only Java-based application platform suite that is easy, powerful and open. Unify customers include: bioMérieux, Inc., Boeing, Credit Lyonnais, Citigroup Inc., Fannie Mae, GlaxoSmithKline, Heineken, PCN, Travel Centers of America, Triple G Systems Group and Wells Fargo. Founded in 1980, Unify is headquartered in Sacramento, Calif., and has offices in the UK and France, in addition to a worldwide network of distributors. For more information, visit www.unify.com.

About PointBase & DataMirror
PointBase, a division of DataMirror, is the leading provider of Java data management and synchronization products for the embedded database and data mobility markets. PointBase’s products are used in Java server applications and are also embedded within Java applications.  The company’s products are the preferred solution for Java mobile data applications found on laptops, PDAs, and other mobile devices. Customers include: Sun Microsystems, BEA Systems, and Macromedia. To learn more, visit www.pointbase.com.

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration and protection solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. Over 1,800 companies have gone live with DataMirror software including Debenhams, FedEx Ground, First American Bank, GMAC Commercial Mortgage, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Mobile Solutions, Inc. PointBase is a registered trademark of DataMirror Mobile Solutions, Inc. DataMirror is a registered trademark of DataMirror Corporation. Java is a trademark of Sun Microsystems, Inc. in the United States and other countries. All other products and services mentioned are trademarks of their respective companies.